Filed by: Berry Global Group, Inc.

Commission File No.: 001-35672

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Glatfelter Corporation

(Commission File No.: 001-03560)

Below is a press release issued jointly by Berry Global Group, Inc. and Glatfelter Corporation on October 22, 2024:

News Release

FOR IMMEDIATE RELEASE

Berry and Glatfelter Announce Information for Anticipated Completion of
Spin-Off and Subsequent Merger of
Berry’s Health, Hygiene and Specialties Global Nonwovens and Films Business
with Glatfelter

EVANSVILLE, IN & CHARLOTTE, NC — October 22, 2024 — Berry Global Group, Inc. (NYSE: BERY) (“Berry”) and Glatfelter Corporation (NYSE: GLT) (“Glatfelter”) announced today that Berry has set a record date of the close of business on November 1, 2024 for the proposed spin-off of its Health, Hygiene and Specialties Global Nonwovens and Films business (“HHNF Business”). The spin-off and merger of Berry’s HHNF Business with Glatfelter are expected to be completed on November 4, 2024, subject to the satisfaction or waiver of the closing conditions for the transaction. As previously announced, in connection with the merger, Glatfelter will effect a reverse stock split and change its name to Magnera Corporation (“Magnera”).

Subject to the satisfaction or waiver of the closing conditions, on November 4, 2024, (1) Berry will distribute all of the shares of stock of its wholly owned subsidiary that owns the HHNF Business (“Spinco”) to Berry stockholders as of the close of business on the November 1, 2024 record date by means of a pro rata distribution, (2) Spinco will merge into a subsidiary of Magnera, and (3) the shares of Spinco distributed to Berry stockholders will convert into the right to receive Magnera shares, as illustrated in the hypothetical below.

Upon completion of the merger, Berry stockholders are expected to collectively own approximately 90% of the outstanding shares of Magnera common stock on a fully-diluted basis, and current Glatfelter shareholders are expected to collectively own approximately 10% of the outstanding shares of Magnera common stock on a fully-diluted basis. The actual number of shares of Magnera common stock that Berry stockholders will receive in the spin-off and merger with respect to each share of common stock, $0.01 par value per share of Berry (“Berry common stock”) will be determined based on (1) the number of shares of Glatfelter common stock outstanding on a fully-diluted basis prior to the merger, (2) the number of shares of Spinco common stock outstanding, which will equal the number of shares of Berry common stock outstanding on the actual record date, and (3) the reverse stock split ratio determined by Glatfelter’s board of directors.

As an example, assuming 115,057,848 Berry shares outstanding as of the record date and 45,954,863 Glatfelter shares outstanding as of the closing, on a fully-diluted basis, before giving effect to the reverse stock split, the total shares of Glatfelter common stock issuable pursuant to the merger would equal 413,593,767 shares (or approximately 3.6 shares of Glatfelter stock on pre-reverse split basis with respect to each share of Berry common stock). Assuming a hypothetical reverse stock split ratio of 1-for-15, the total shares of Glatfelter common stock issuable pursuant to the merger would equal 27,572,918 shares (or approximately 0.24 shares of Glatfelter common stock with respect to each share of Berry common stock).

This hypothetical is based on the number of shares of Glatfelter common stock outstanding on a fully-diluted basis as of October 16, 2024 (determined using the treasury method based on the closing stock price of Glatfelter common stock on October 16, 2024) and the number of shares of common stock of Berry outstanding as of October 20, 2024.

No action is required by Berry stockholders to receive their shares of Magnera common stock in the merger. No fractional shares of Magnera common stock will be issued as a result of the merger. All fractional shares of Magnera common stock that a holder of shares of Spinco common stock would otherwise be entitled to receive as a result of the merger will be aggregated by the exchange agent for the merger and caused to be to be sold on their behalf in the open market at then-prevailing market prices. The exchange agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Spinco common stock that would otherwise be entitled to receive such fractional shares of Magnera common stock pursuant to the merger.

The spin-off and merger remain subject to the satisfaction or waiver of certain conditions including, but not limited to, approval by Glatfelter shareholders of certain matters related to the transactions. If the closing conditions are not satisfied or waived in advance of November 1, 2024, Berry may elect to change the record date to a later date.

Trading Details

The New York Stock Exchange has advised Berry and Glatfelter that beginning on November 1, 2024 and continuing through and including the closing date scheduled for November 4, 2024, the shares of Berry common stock will trade with due-bills, in which Berry shares will trade with the right to receive shares of Glatfelter common stock as result of the spin-off and merger. The common stock of Berry is expected to be quoted “Ex-Distribution” on November 5, 2024, the first trading day following closing of the spin-off and merger.

Berry stockholders who hold shares of common stock on the record date of November 1, 2024, and decide to sell any of those shares on or before the completion of the spin-off and merger scheduled for November 4, 2024 should consult their stockbroker, bank or other nominee to understand whether the shares of Berry common stock will be sold with or without entitlement to Glatfelter common stock distributed pursuant to the spin-off and merger.

“When-issued” trading in the Magnera common stock issuable in connection with the spin-off and merger is not expected prior to the commencement of “regular-way” trading on the New York Stock Exchange on November 5, 2024.

About Berry

At Berry Global Group, Inc. (NYSE: BERY), we create innovative packaging solutions that we believe make life better for people and the planet. We do this every day by leveraging our unmatched global capabilities, sustainability leadership, and deep innovation expertise to serve customers of all sizes around the world. Harnessing the strength in our diversity and industry-leading talent of over 40,000 global employees across more than 250 locations, we partner with customers to develop, design, and manufacture innovative products with an eye toward the circular economy. The challenges we solve and the innovations we pioneer benefit our customers at every stage of their journey.

About Glatfelter

Glatfelter Corporation (NYSE: GLT) is a leading global supplier of engineered materials with a strong focus on innovation and sustainability. Glatfelter’s high-quality, technology-driven, innovative, and customizable nonwovens solutions can be found in products that are Enhancing Everyday Life®. These include personal care and hygiene products, food and beverage filtration, critical cleaning products, medical and personal protection, packaging products, as well as home improvement and industrial applications. Headquartered in Charlotte, NC, Glatfelter’s 2023 revenue was $1.4 billion with approximately 2,980 employees worldwide. Glatfelter’s operations utilize a variety of manufacturing technologies including airlaid, wetlaid and spunlace with fifteen manufacturing sites located in the United States, Canada, Germany, France, Spain, the United Kingdom, and the Philippines. Glatfelter has sales offices in all major geographies serving customers under the Glatfelter and Sontara® brands.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this release that are not historical, including statements relating to the expected timing, completion and effects of the proposed transaction between Berry and Glatfelter are considered “forward-looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, executive and Board transition considerations, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time may make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that the Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or may be delayed; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transactions; unexpected costs, charges or expenses resulting from the proposed transactions; risks and costs related to the implementation of the separation of HHNF Business into Spinco, including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined company is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the Securities and Exchange Commission (the “SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus, registration statement on Form S-4 and the registration statement on Form 10 filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry, Glatfelter, the Issuer, Spinco nor Magnera undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Glatfelter filed a registration statement on Form S-4 containing a proxy statement/prospectus with the SEC which was declared effective on September 17, 2024. Glatfelter has also filed a proxy statement/prospectus which was sent to Glatfelter’s shareholders on or about September 20, 2024. In addition, Spinco filed a registration statement on Form 10 in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus as well as other filings containing information about Berry and Glatfelter, as well as Spinco, without charge, at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Berry or Spinco are available free of charge on Berry’s investor relations website at ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter are available free of charge on Glatfelter’s investor relations website at www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter common stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the proxy statement for Glatfelter’s 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2024 (www.sec.gov/ix?doc=/Archives/edgar/data/0000041719/000004171924000013/glt-20240322.htm). Additional information regarding the interests of these participants can also be found in the registration statement on Form S-4 and the proxy statement/prospectus filed by Glatfelter with the SEC and the registration statement on Form 10 filed by Spinco with the SEC.

Berry Global, Inc.

Investor Contact

Dustin Stilwell

VP, Investor Relations

+1 812.306.2964

ir@berryglobal.com

Glatfelter Corporation

Investor Contact

Ramesh Shettigar

+1 717.225.2746

Ramesh.Shettigar@glatfelter.com